

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Jerry Ellenburg
Chief Executive Officer
GolfSuites 1, Inc.
2738 Falkenburg Rd. S
Riverview, FL 33578

>   **Re: GolfSuites 1, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed March 23, 2022**
>   **File No. 024-11838**

Dear Mr. Ellenburg:

        We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A filed March 23, 2022

General

1.   Please provide your analysis of how your offering complies with Rule 251(a) of Regulation A. In this regard, we note your disclosure in Part I of your offering statement that the sum of the aggregate offering price and aggregate sales within the 12 months before the filing of this offering statement is $28,391,706. However, considering the disclosure in your offering circular supplements filed in the previous 12 months in connection with your 1-A offering circular qualified February 18, 2021, it appears that you are offering approximately $58,447,350 in securities in that ongoing offering. This amount, when combined with the $25,000,000 in securities you are seeking to qualify in this offering, indicates that you exceed the Tier 2 maximum for the relevant 12-month period.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Jennie Beysolow at 202-551-8108 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jamie Ostrow, Esq.